

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Monica Brady
Chief Financial Officer
ProPhase Labs, Inc.
711 Stewart Ave, Suite 200
Garden City, NY 11530

      **Re:  ProPhase Labs, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2020**
            **File No. 000-21617**
            **Filed March 31, 2021**

Dear Ms. Brady :

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences